Exhibit 28(d)(13) under Form N-1A
Exhibit 10 under Item 601/Reg. S-K

EXHIBIT F
to the
Investment Advisory Contract

Federated Floating Rate Strategic Income Fund

For all services rendered by the Adviser hereunder, the above-named Fund of the Trust shall pay to the Adviser and the Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.60 of 1% of the average daily net assets of the Fund.

The portion of the fees based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.60 of 1% applied to the daily net assets of the Fund.

The advisory fee so accrued shall be paid to the Adviser daily.

Witness the due execution hereof this 1st day of September, 2010.

Federated Income Securities Trust

By:  /s/ J.Christopher Donahue
Name:  J. Christopher Donahue
Title:  President

Federated Investment Management Company

By:  /s/ John B. Fisher
Name:  John B. Fisher
Title:  President and CEO